

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 28, 2016

Andrejs Bekess
Boxxy Inc.
Wattova 10
Ostrava 70200
Czech Republic

     Re: **Boxxy Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed December 7, 2016
              File No. 333-213553

Dear Mr. Bekess:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 16

1. We note your revisions in response to prior comment 7. Please revise your disclosure here to explain the nature of the independent contractor fees and the nature of your agreement with Mr. Bekess to loan you funds, including the fact that Mr. Bekess is not obligated to loan you funds, as you did in your response.

Dilution, page 17

2. We note the updates to the amounts included in the table on page 17 in response to comment 8. It appears that your calculations of net tangible book value after the offering do not take into account estimated offering costs. Please revise your calculations since these costs will reduce post-offering net tangible book value.

3. We note your addition of the percentage ownership of new and old shareholders in response to comment 10. However, this disclosure is not responsive to the previous comment. Please disclose a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. See Item 506 of Regulation S-K.

Consolidated Financial Statements, page F-1

4. Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products